May 30, 2006


By facsimile to (215) 994-2222 and U.S. Mail


William T. Gallagher, Esq.
Senior Vice President, Secretary and General Counsel
Crown Holdings, Inc.
1 Crown Way
Philadelphia, PA 19154

Re:	Crown Holdings, Inc. and Co-registrants
	Drafts of Exhibits 5.a and 5.b to Registration Statement on
Form
S-4
	Submitted May 22, 2006
File No. 333-131784

Dear Mr. Gallagher:

      We reviewed the drafts of the legality opinions and have the comments below.

Exhibit 5.a

1. Provide written confirmation as correspondence on the EDGAR system that counsel concurs with our understanding that the reference and limitation to Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

Exhibit 5.b

2. We note the statements on page 5 that "This opinion speaks as of its date" and "We assume no obligation to update or supplement this opinion." Delete this language. Alternatively, file a new opinion immediately before the registration statement`s effectiveness.


Closing

	File an amendment to the S-4 in response to the comment. To expedite our review, Crown may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Crown thinks that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Crown and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Crown requests acceleration of the registration statement`s effectiveness, Crown should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Crown from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Crown may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Crown provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,





Jennifer R. Hardy
   Legal Branch Chief

cc:	William G. Lawlor, Esq.
	Dechert LLP
	Cira Centre
	2929 Arch Street
	Philadelphia, PA 19104



William T. Gallagher, Esq.
May 30, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE